Mail Stop 4561

June 5, 2008

Mr. William L. Westerman
President and Chief Executive Officer
Riviera Holdings Corporation
2901 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re:** **Riviera Holdings Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2008**
> **File No. 000-21430**

Dear Mr. Westerman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incentive Compensation Program, page 17

1. We refer to your discussion that the Compensation Committee has established an Incentive Compensation Program award formula and performance goals based on property-level, EBITDA and the employee's position within the company. Please expand your disclosure to clarify what are the property-level targets and quantify the EBITDA goals referenced, including threshold, target and maximum percentage levels as they relate to the award ranges discussed. Alternatively, provide us a detailed explanation of why you believe that disclosure is not required. To the extent that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for you to achieve the

target goals. Please provide this information in future filings and tell us how you will comply.

<u>Director Compensation, page 34</u>

2.   We note on page 32 that you state Mr. Silver receives $60,000 annually for his service as a director and chairman of the Compensation Committee, and that Mr. Harvey receives $52,000 annually for his service as a director and chairman of the Nominating Committee. We note on the Director Compensation table on page 34, however, that the annual compensation for Messrs. Silver and Harvey is listed as $50,000. Please advise us of this discrepancy.

As appropriate, please amend your filing and respond to these comments within ten (10) business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristina Aberg, Staff Attorney, at (202) 551-3404 or me at (202) 551-3852 if you have questions regarding these comments or on any related matters.

Sincerely,

Michael McTiernan
Special Counsel